Las Vegas From Home.com Entertainment Inc. (“Las Vegas” or “LVFH” or the “Company” or the “Registrant”) (a British Columbia corporation)
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Action Poker Gaming Inc. (“Action Poker”) (an Antiguan Corporation)	Guardian Commerce Ltd. (“Guardian”) (a St. Kitt’s Corporation)	4010493 Canada Inc. (a federally chartered Canadian Corporation)	Action Commerce Limited (“Action Commerce”) (a United Kingdom Corporation)	APG Enterprises Limited. (“APG”) (a Cypriot Corporation)